SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

SCHEDULE TO
Tender Offer Statement under Section
14(d)(1) or 13(e)(1) of the Securities Exchange Act of 1934

Premiere Global Services, Inc.
(Name of Subject Company (Issuer))
Premiere Global Services, Inc.
(Name of Filing Person (Offeror))

Common Stock, Par Value $.01 Per Share
(Title of Class of Securities)

740585104
(CUSIP Number of Class of Securities)

Scott Askins Leonard, Esq.
Senior Vice President – Legal, General Counsel and Secretary
3280 Peachtree Road NE
The Terminus Building, Suite 1000
Atlanta, Georgia 30305
(404) 262-8400
(Name, Address and Telephone Number of Person Authorized
to Receive Notices and Communications on Behalf of Filing Persons)

Copy to:
David E. Brown, Jr., Esq.
Carol M. McGee, Esq.
Alston & Bird LLP
The Atlantic Building
950 F Street N.W.
Washington, D.C. 20004
(202) 756-3300

CALCULATION OF FILING FEE

Transaction Valuation*	Amount of Filing Fee**

$50,000,000	$3,565

*	Calculated solely for purposes of determining the amount of the filing fee. Pursuant to Rule 0-11(b)(1) of the Securities Exchange Act of 1934, as amended, the Transaction Valuation was calculated assuming that 6,451,613 outstanding shares of common stock, par value $.01 per share, are being purchased at the maximum possible tender offer price of $7.75 per share.

**	The amount of the filing fee, calculated in accordance with Rule 0-11(b)(1) of the Securities Exchange Act of 1934, as amended, equals $71.30 per million of the value of the transaction.

☐	Check box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

	Amount Previously Paid: N/A	Filing Party: N/A
	Form or Registration No.: N/A	Date Filed: N/A

☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:

☐	third-party tender offer subject to Rule 14d-1.
☒	issuer tender offer subject to Rule 13e-4.
☐	going-private transaction subject to Rule 13e-3.
☐	amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer: ☐

     This Tender Offer Statement on Schedule TO relates to the tender offer by Premiere Global Services, Inc., a Georgia corporation (“PGi” or the “Company”), to purchase for cash shares of its common stock, par value $.01 per share (the “Shares”) (or such lesser or greater amount as PGi may elect to purchase, subject to applicable law), at a purchase price determined pursuant to tenders at prices specified by the tendering shareholders of not greater than $7.75 nor less than $6.75 per Share, that will enable PGi to purchase the maximum number of tendered Shares having an aggregate purchase price not exceeding $50,000,000, upon the terms and subject to the conditions set forth in the Offer to Purchase, dated October 26, 2010 (the “Offer to Purchase”), a copy of which is filed herewith as Exhibit (a)(1)(A), and in the accompanying Letter of Transmittal (the “Letter of Transmittal”), a copy of which is filed herewith as Exhibit (a)(1)(B), which together, as each may be amended or supplemented from time to time, constitute the “Tender Offer.” This Schedule TO is intended to satisfy the reporting requirements of Rule 13e-4(c)(2) promulgated under the Securities Exchange Act of 1934, as amended (the “Exchange Act”). The information contained in the Offer to Purchase and the Letter of Transmittal is incorporated herein by reference in response to all of the items of this Schedule TO as more particularly described below.

Item 1. Term Sheet.

     The information set forth under “Summary Term Sheet” in the Offer to Purchase is incorporated herein by reference.

Item 2. Subject Company Information.

     (a) Name and Address. The name of the subject company is Premiere Global Services, Inc. The principal executive office of Premiere Global is located at 3280 Peachtree Road, NE, The Terminus Building, Suite 1000, Atlanta, Georgia 30305 and its telephone number is (404) 262-8400. The information set forth in Section 9 (“Certain Information Concerning PGi”) of the Offer to Purchase is incorporated herein by reference.

     (b) Securities. The information set forth in the “Introduction” to the Offer to Purchase is incorporated herein by reference.

     (c) Trading Market and Price. The information set forth in Section 7 of the Offer to Purchase (“Price Range of Shares; Dividends”) is incorporated herein by reference.

Item 3. Identity and Background of Filing Person.

     Premiere Global Services, Inc. is the filing person. PGi’s address and telephone number are set forth in Item 2 above. The information set forth in Section 10 of the Offer to Purchase (“Interests of Directors and Executive Officers; Transactions and Arrangements Concerning Shares”) is incorporated herein by reference.

Item 4. Terms of the Transaction.

     (a) Material Terms. The material terms of the transaction are described in the following sections of the Offer to Purchase, which are incorporated herein by reference:

o	Summary Term Sheet;

o	Introduction;

o	Section 1 (“Number of Shares; Purchase Price; Proration”);

o	Section 2 (“Purpose of the Tender Offer”);

o	Section 3 (“Procedures for Tendering Shares”);

o	Section 4 (“Withdrawal Rights”);

o	Section 5 (“Purchase of Shares and Payment of Purchase Price”);

o	Section 6 (“Conditions of the Tender Offer”);

o	Section 8 (“Source and Amount of Funds”);

o	Section 10 (“Interests of Directors and Executive Officers; Transactions and Arrangements Concerning Shares”);

o	Section 13 (“Certain Material U.S. Federal Income Tax Consequences”);

o	Section 14 (“Extension of the Tender Offer; Termination; Amendment”);

o	Section 15 (“Fees and Expenses”); and

o	Section 15 (“Miscellaneous”).

     (b) Purchases. Details regarding purchases from an executive officer of PGi are set forth in the Introduction to the Offer to Purchase and in Section 10 of the Offer to Purchase (“Interests of Directors and Executive Officers; Transactions and Arrangements Concerning Shares”) and are incorporated herein by reference.

Item 5. Past Contacts, Transactions, Negotiations and Agreements.

     Information regarding agreements involving PGi’s securities is set forth in Section 10 of the Offer to Purchase (“Interests of Directors and Executive Officers; Transactions and Arrangements Concerning Shares”) and is incorporated herein by reference.

Item 6. Purposes of the Transaction and Plans or Proposals.

     (a); (b); (c) Purposes; Use of Securities Acquired; Plans. Information regarding the purposes of the transaction, use of securities acquired and plans or proposals is set forth in the following sections of the Offer to Purchase and is incorporated herein by reference.

o	Summary Term Sheet;

o	Section 2 (“Purpose of the Tender Offer”);

o	Section 8 (“Source and Amount of Funds”); and

o	Section 10 (“Interests of Directors and Executive Officers; Transactions and Arrangements Concerning Shares”).

Item 7. Source and Amount of Funds or Other Consideration.

     (a); (b); (d) Source of Funds; Conditions; Borrowed Funds. Information regarding the source of funds, financing, and borrowed consideration is set forth in Section 8 of the Offer to Purchase (“Source and Amount of Funds”) and is incorporated herein by reference.

Item 8. Interest in Securities of the Subject Company.

     (a); (b) Securities Ownership; Securities Transactions. The information set forth in Section 10 of the Offer to Purchase (“Interests of Directors and Executive Officers; Transactions and Arrangements Concerning Shares”) is incorporated herein by reference.

Item 9. Persons/Assets Retained, Employed, Compensated or Used.

     The information set forth under “Summary Term Sheet” and in Section 15 of the Offer to Purchase (“Fees and Expenses”) is incorporated herein by reference.

Item 10. Financial Statements.

     Not applicable.

Item 11. Additional Information.

     The Company will amend the Schedule TO to include documents that the Company may file with the SEC after the date of the Offer to Purchase pursuant to Section 13(a), 13(c), or 14 of the Exchange Act and prior to the expiration of the Tender Offer to reflect material changes to information incorporated by reference in the Offer to Purchase to the extent required by Rule 13e-4(d)(2) of the Exchange Act.

     (a) Agreements, Regulatory Requirements and Legal Proceedings. The information set forth in Section 9 of the Offer to Purchase (“Certain Information Regarding PGi”), Section 10 of the Offer to Purchase (“Interests of Directors and Executive Officers; Transactions and Arrangements Concerning Shares”) and Section 12 of the Offer to Purchase (“Legal Matters; Regulatory Approvals”) is incorporated herein by reference.

     (b) Other Material Information. The information set forth in the Offer to Purchase and the Letter of Transmittal, copies of which are filed herewith as Exhibits (a)(1)(A) and (a)(1)(B), respectively, as each may be amended or supplemented from time to time, is incorporated herein by reference.

Item 12. Exhibits.

Exhibit No.	Description
(a)(1)(A)	Offer to Purchase, dated October 26, 2010.

(a)(1)(B)	Letter of Transmittal.

(a)(1)(C)	Notice of Guaranteed Delivery.

(a)(1)(D)	Letter to brokers, dealers, commercial banks, trust companies and other nominees, dated October 26, 2010.

(a)(1)(E)	Letter to clients for use by brokers, dealers, commercial banks, trust companies and other nominees, dated October 26, 2010.

(a)(1)(F)	Letter to Premiere Global Services, Inc. 401(k) Plan Participants, dated October 26, 2010.

(a)(1)(G)	Direction Form for Participants in the Premiere Global Services, Inc. 401(k) Plan.

(a)(1)(H)	Instructions for Tender through Conditional Exercise of Options.

(a)(1)(I)	Option Election Form.

(a)(5)(A)	Press Release dated October 26, 2010, announcing the Tender Offer.

(b)(1)(A)

Credit Agreement, dated May 10, 2010, among American Teleconferencing Services, Ltd., as Borrower, the Registrant and Certain Subsidiaries and Affiliates of the Borrower, as Guarantors, the Lenders Party hereto, Bank of America, N.A., as Administrative Agent and Collateral Agent, JPMorgan Chase Bank, N.A. and RBS Citizens, National Association, as Co- Syndication Agents, and Wells Fargo Bank, National Association, as Documentation Agent (incorporated by reference to Exhibit 10.8 to PGi’s Quarterly Report on Form 10-Q for the quarter ended March 31, 2010 and filed on May 10, 2010).

(b)(1)(B)

Amendment No. 1 to that certain Credit Agreement, dated May 10, 2010, among American Teleconferencing Services, Ltd., as Borrower, Premiere Global Services, Inc. and Certain Subsidiaries and Affiliates of the Borrower, as Guarantors, the Lenders Party hereto, Bank of America, N.A., as Administrative Agent and Collateral Agent, JPMorgan Chase Bank, N.A. and RBS Citizens, National Association, as Co-Syndication Agents, and Wells Fargo Bank, National Association, as Documentation Agent (incorporated by reference to Exhibit 10.1 to PGi’s Current Report on Form 8-K dated October 20, 2010 and filed on October 21, 2010).

(d)(1)(A)	Amended and Restated 1998 Stock Plan of PGi (incorporated by reference to Exhibit 10.1 to PGi's Quarterly Report on Form 10-Q for the quarter ended June 30, 1999 and filed on August 16, 1999).

(d)(1)(B)

Amendment No. 1 to the Amended and Restated 1998 Stock Plan of PGi (incorporated by reference to Exhibit 10.45 to PGi’s Annual Report on Form 10-K for the year ended December 31, 1999 and filed on March 30, 2000).

(d)(2)	Intellivoice Communications, Inc. 1995 Incentive Stock Plan (assumed by PGi) (incorporated by reference to Exhibit 10.52 to PGi’s Annual Report on

Form 10-K for the year ended December 31, 1999 and filed on March 30, 2000).

(d)(3)(A)

1995 Stock Plan of PGi (incorporated by reference to Appendix C to PGi’s Definitive Proxy Statement distributed in connection with PGi’s June 5, 2002 Annual Meeting of Shareholders, filed on April 30, 2002).

(d)(3)(B)

Form of Restricted Stock Award Agreement under PGi’s 1995 Stock Plan (incorporated by reference to Exhibit 10.7 to PGi’s Quarterly Report on Form 10-Q for the quarter ended March 31, 2005 and filed on May 6, 2005).

(d)(4)(A)	Amended and Restated 2000 Directors Stock Plan of PGi (incorporated herein by reference to Appendix B of the Company’s Definitive Proxy Statement on Schedule 14A filed on April 18, 2008).

(d)(4)(B)

Amendment to Amended and Restated 2000 Directors Stock Plan of Premiere Global Services, Inc. (incorporated herein by reference to Appendix B of the Company’s Definitive Proxy Statement on Schedule 14A filed on April 23, 2010).

(d)(4)(C)

Form of Restriction Agreement for non-employee directors under the Amended and Restated 2000 Directors Stock Plan (incorporated by reference to Exhibit 10.10 to PGi’s Form 10-Q/A for the quarter ended June 30, 2008 and filed on October 14, 2008).

(d)(5)(A)	Amended and Restated 2004 Long-Term Incentive Plan of PGi (incorporated by reference to Appendix A of the Company’s Definitive Proxy Statement on Schedule 14A filed on April 18, 2008).

(d)(5)(B)

Amendment to the Amended and Restated 2004 Long-Term Incentive Plan of Premiere Global Services, Inc. (incorporated by reference to Appendix A of the Company’s Definitive Proxy Statement on Schedule 14A filed on April 23, 2010).

(d)(5)(C)

Form of NonStatutory Stock Option Agreement under PGi’s 2004 Long-Term Incentive Plan (incorporated by reference to Exhibit 10.4 to PGi’s Quarterly Report on Form 10-Q for the quarter ended March 31, 2005 and filed on May 6, 2005).

(d)(5)(D)

Form of Restricted Stock Agreement under PGi’s Amended and Restated 2004 Long-Term Incentive Plan (incorporated by reference to Exhibit 10.9 to PGi’s Form 10-Q/A for the quarter ended June 30, 2008 and filed on October 14, 2008).

(d)(6)(A)	Summary of PGi’s Non-Employee Director Compensation (incorporated by reference to Exhibit 10.1 to PGi’s Current Report on Form 8-K dated and filed on December 22, 2005).

(d)(6)(B)

Revised Summary of the Equity Compensation Component to PGi’s Non-Employee Director Compensation (incorporated by reference to Exhibit 10.1 to PGi’s Current Report on Form 8-K dated and filed on July 26, 2006).

(d)(7)(A)

Fourth Amended and Restated Executive Employment Agreement between Boland T. Jones and PGi, effective January 1, 2005 (incorporated by reference to Exhibit 10.1 to PGi’s Current Report on Form 8-K dated and filed on April 20, 2005).

(d)(7)(B)

First Amendment to Fourth Amended and Restated Executive Employment Agreement between Boland T. Jones and PGi, dated September 15, 2006 (incorporated by reference to Exhibit 10.3 to PGi’s Current Report on Form 8-K dated and filed on September 19, 2006).

(d)(7)(C)

Second Amendment to Fourth Amended and Restated Executive Employment Agreement between Boland T. Jones and PGi dated December 21, 2007 (incorporated by reference to Exhibit 10.1 to PGi’s Current Report on Form 8-K dated December 20, 2007 and filed on December 21, 2007).

(d)(7)(D)

Third Amendment to Fourth Amended and Restated Executive Employment Agreement between Boland T. Jones and PGi dated December 23, 2008 (incorporated by reference to Exhibit 10.1 to PGi’s Current Report on Form 8-K dated and filed December 23, 2008).

(d)(7)(E)

Fourth Amendment to Fourth Amended and Restated Executive Employment Agreement between Boland T. Jones and Premiere Global Services, Inc. dated January 1, 2010 (incorporated by reference to Exhibit 10.1 to PGi’s Current Report on Form 8-K dated January 13, 2010 and filed January 15, 2010).

(d)(8)

Form of Restricted Stock Agreement to be issued to Boland T. Jones as Stock Bonuses pursuant to the terms of his Fourth Amended and Restated Executive Employment Agreement with PGi (incorporated by reference to Exhibit 10.11 to PGi’s Form 10-Q/A for the quarter ended June 30, 2008 and filed on October 14, 2008).

(d)(9)

Restricted Stock Agreement between Boland T. Jones and PGi, effective January 13, 2010, under PGi’s Amended and Restated 2004 Long-Term Incentive Plan (incorporated by reference to Exhibit 10.5 to PGi’s Current Report on Form 8-K dated January 13, 2010 and filed January 15, 2010).

(d)(10)

Restricted Stock Agreement between Boland T. Jones and PGi, effective January 13, 2010, under PGi’s Amended and Restated 2004 Long-Term Incentive Plan (incorporated by reference to Exhibit 10.6 to PGi’s Current Report on Form 8-K dated January 13, 2010 and filed January 15, 2010).

(d)(11)

Promissory Note, dated October 31, 2000, payable to PGi by Boland T. Jones (incorporated by reference to Exhibit 10.75 to Amendment No. 1 to PGi’s Annual Report on Form 10-K/A for the year ended December 31, 2002 and filed on December 23, 2003).

(d)(12)

Promissory Note, dated April 17, 2001, payable to PGi by Boland T. Jones (incorporated by reference to Exhibit 10.81 to Amendment No. 1 to PGi’s Annual Report on Form 10-K/A for the year ended December 31, 2002 and filed on December 23, 2003).

(d)(13)

Agreement for Assignment of Stock Options, dated February 5, 1999, by and among Boland T. Jones, Seven Gables Management Company, LLC, Seven Gables Partnership, L.P. and PGi (incorporated by reference to Exhibit 10.74 to Amendment No. 1 to PGi’s Annual Report on Form 10-K/A for the year ended December 31, 2002 and filed on December 23, 2003).

(d)(14)	Stock Pledge Agreement, dated October 31, 2000, by and between Seven Gables Partnership, L.P. and PGi (incorporated by reference to Exhibit 10.76 to Amendment No. 1 to PGi’s Annual Report on Form 10-K/A for the year ended December 31, 2002 and filed on December 23, 2003).

(d)(15)(A)

Amended and Restated Employment Agreement between Theodore P. Schrafft and PGi, dated September 15, 2006 (incorporated by reference to Exhibit 10.1 to PGi’s Current Report on Form 8-K dated and filed September 19, 2006).

(d)(15)(B)

First Amendment to Amended and Restated Employment Agreement between Theodore P. Schrafft and PGi dated December 21, 2007 (incorporated by reference to Exhibit 10.2 to PGi’s Current Report on Form 8-K dated December 20, 2007 and filed on December 21, 2007).

(d)(15)(C)

Second Amendment to Amended and Restated Employment Agreement between Theodore P. Schrafft and PGi dated January 23, 2008 (incorporated by reference to Exhibit 10.1 to PGi’s Current Report on Form 8-K dated January 22, 2007 and filed on January 25, 2008).

(d)(15)(D)

Third Amendment to Amended and Restated Employment Agreement between Theodore P. Schrafft and PGi dated December 23, 2008 (incorporated by reference to Exhibit 10.2 to PGi’s Current Report on Form 8-K dated and filed December 23, 2008).

(d)(15)(E)

Fourth Amendment to Amended and Restated Employment Agreement between Theodore P. Schrafft and PGi dated January 13, 2010 (incorporated by reference to Exhibit 10.2 to PGi’s Current Report on Form 8-K dated January 13, 2010 and filed January 15, 2010).

(d)(16)

Restricted Stock Agreement between Theodore P. Schrafft and PGi dated July 29, 2010 under PGi’s Amended and Restated 2004 Long-Term Incentive Plan (incorporated by reference to Exhibit 10.1 to PGi’s to PGi’s Current Report on Form 8-K dated July 29, 2010 and filed on July 30, 2010).

(d)(17)

Restricted Stock Agreement between Theodore P. Schrafft and PGi dated July 29, 2010 under PGi’s Amended and Restated 2004 Long-Term Incentive Plan (incorporated by reference to Exhibit 10.2 to PGi’s to PGi’s Current Report on Form 8-K dated July 29, 2010 and filed on July 30, 2010).

(d)(18)(A)

Amended and Restated Employment Agreement between David M. Guthrie and PGi dated May 19, 2008 and effective as of June 30, 2008 (incorporated by reference to Exhibit 10.2 to PGi’s Current Report on Form 8-K dated May 16, 2008 and filed on May 19, 2008).

(d)(18)(B)

First Amendment to Amended and Restated Employment Agreement between David M. Guthrie and PGi dated December 23, 2008 (incorporated by reference to Exhibit 10.1 to PGi’s Current Report on Form 8-K dated and filed December 23, 2008).

(d)(18)(C)

Second Amendment to Amended and Restated Employment Agreement between David M. Guthrie and PGi dated January 13, 2010 (incorporated by reference to Exhibit 10.4 to PGi’s Current Report on Form 8-K dated and filed on January 13, 2010).

(d)(19)(A)	Employment Agreement between David E. Trine and PGi, dated February 19, 2008 (incorporated by reference to Exhibit 10.1 to PGi’s Current Report on Form 8-K dated and filed February 19, 2009).

(d)(19)(B)

First Amendment to Employment Agreement between David E. Trine and PGi, dated January 13, 2010 (incorporated by reference to Exhibit 10.3 to PGi’s Current Report on Form 8-K dated January 13, 2010 and filed January 15, 2010).

(d)(20)

Restricted Stock Agreement between David E. Trine and PGi, dated March 31, 2009, under PGi’s Amended and Restated 2004 Long-Term Incentive Plan (incorporated by reference to Exhibit 10.1 to PGi’s Current Report on Form 8-K dated March 31, 2009 and filed April 1, 2009).

(d)(21)(A)

Wells Fargo Defined Contribution Prototype Plan and Trust Agreement, 401(K) Plan and Participation Agreement (1.23(D)) of PGi, effective January 1, 2009 (incorporated by reference to Exhibit 10.87 to PGi’s Annual Report on Form 10-K for the year ended December 31, 2008 and filed on March 2, 2009).

(d)(21)(B)

Amendatory Agreement #1 to the Premiere Global Services, Inc. 401(k) Plan, dated May 26, 2009 (incorporated by reference to Exhibit 10.1 to PGi’s Quarterly Report on Form 10-K for the quarter ended June 30, 2010 and filed on August 9, 2010).

(d)(21)(C)

Amendment to Premiere Global Services, Inc. 401(k) plan, dated June 16, 2009 (incorporated by reference to Exhibit 10.2 to PGi’s Quarterly Report on Form 10-Q for the quarter ended June 30, 2010 and filed on August 9, 2010).

(d)(21)(D)

Amendment to Premiere Global Services, Inc. 401(k) plan, dated September 29, 2009 (incorporated by reference to Exhibit 10.3 to PGi’s Quarterly Report on Form 10-Q for the quarter ended June 30, 2010 and filed on August 9, 2010).

(d)(21)(E)

Amendatory Agreement #3 to the Premiere Global Services, Inc. 401(k) Plan, dated February 16, 2010 (incorporated by reference to Exhibit 10.4 to PGi’s Quarterly Report on Form 10-Q for the quarter ended June 30, 2010 and filed on August 9, 2010).

(g)	Not applicable.

(h)	Not applicable.

Item 13. Information Required by Schedule 13E-3.

     Not applicable.

SIGNATURE

     After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

PREMIERE GLOBAL SERVICES, INC.

By:	/s/ Scott Askins Leonard

Name:	Scott Askins Leonard
Title:	Senior Vice President – Legal,
General Counsel and Secretary

Dated: October 26, 2010

EXHIBIT INDEX

Exhibit No.	Description
(a)(1)(A)	Offer to Purchase, dated October 26, 2010.

(a)(1)(B)	Letter of Transmittal.

(a)(1)(C)	Notice of Guaranteed Delivery.

(a)(1)(D)	Letter to brokers, dealers, commercial banks, trust companies and other nominees, dated October 26, 2010.

(a)(1)(E)	Letter to clients for use by brokers, dealers, commercial banks, trust companies and other nominees, dated October 26, 2010.

(a)(1)(F)	Letter to Premiere Global Services, Inc. 401(k) Plan Participants, dated October 26, 2010.

(a)(1)(G)	Direction Form for Participants in the Premiere Global Services, Inc. 401(k) Plan.

(a)(1)(H)	Instructions for Tender through Conditional Exercise of Options.

(a)(1)(I)	Option Election Form.

(a)(5)(A)	Press Release dated October 26, 2010, announcing the Tender Offer.

(b)(1)(A)

Credit Agreement, dated May 10, 2010, among American Teleconferencing Services, Ltd., as Borrower, the Registrant and Certain Subsidiaries and Affiliates of the Borrower, as Guarantors, the Lenders Party hereto, Bank of America, N.A., as Administrative Agent and Collateral Agent, JPMorgan Chase Bank, N.A. and RBS Citizens, National Association, as Co- Syndication Agents, and Wells Fargo Bank, National Association, as Documentation Agent (incorporated by reference to Exhibit 10.8 to PGi’s Quarterly Report on Form 10-Q for the quarter ended March 31, 2010 and filed on May 10, 2010).

(b)(1)(B)

Amendment No. 1 to that certain Credit Agreement, dated May 10, 2010, among American Teleconferencing Services, Ltd., as Borrower, Premiere Global Services, Inc. and Certain Subsidiaries and Affiliates of the Borrower, as Guarantors, the Lenders Party hereto, Bank of America, N.A., as Administrative Agent and Collateral Agent, JPMorgan Chase Bank, N.A. and RBS Citizens, National Association, as Co-Syndication Agents, and Wells Fargo Bank, National Association, as Documentation Agent (incorporated by reference to Exhibit 10.1 to PGi’s Current Report on Form 8-K dated October 20, 2010 and filed on October 21, 2010).

(d)(1)(A)	Amended and Restated 1998 Stock Plan of PGi (incorporated by reference to Exhibit 10.1 to PGi's Quarterly Report on Form 10-Q for the quarter ended June 30, 1999 and filed on August 16, 1999).

(d)(1)(B)

Amendment No. 1 to the Amended and Restated 1998 Stock Plan of PGi (incorporated by reference to Exhibit 10.45 to PGi’s Annual Report on Form 10-K for the year ended December 31, 1999 and filed on March 30, 2000).

(d)(2)	Intellivoice Communications, Inc. 1995 Incentive Stock Plan (assumed by

PGi) (incorporated by reference to Exhibit 10.52 to PGi’s Annual Report on Form 10-K for the year ended December 31, 1999 and filed on March 30, 2000).

(d)(3)(A)

1995 Stock Plan of PGi (incorporated by reference to Appendix C to PGi’s Definitive Proxy Statement distributed in connection with PGi’s June 5, 2002 Annual Meeting of Shareholders, filed on April 30, 2002).

(d)(3)(B)

Form of Restricted Stock Award Agreement under PGi’s 1995 Stock Plan (incorporated by reference to Exhibit 10.7 to PGi’s Quarterly Report on Form 10-Q for the quarter ended March 31, 2005 and filed on May 6, 2005).

(d)(4)(A)	Amended and Restated 2000 Directors Stock Plan of PGi (incorporated herein by reference to Appendix B of the Company’s Definitive Proxy Statement on Schedule 14A filed on April 18, 2008).

(d)(4)(B)

Amendment to Amended and Restated 2000 Directors Stock Plan of Premiere Global Services, Inc. (incorporated herein by reference to Appendix B of the Company’s Definitive Proxy Statement on Schedule 14A filed on April 23, 2010).

(d)(4)(C)

Form of Restriction Agreement for non-employee directors under the Amended and Restated 2000 Directors Stock Plan (incorporated by reference to Exhibit 10.10 to PGi’s Form 10-Q/A for the quarter ended June 30, 2008 and filed on October 14, 2008).

(d)(5)(A)	Amended and Restated 2004 Long-Term Incentive Plan of PGi (incorporated by reference to Appendix A of the Company’s Definitive Proxy Statement on Schedule 14A filed on April 18, 2008).

(d)(5)(B)

Amendment to the Amended and Restated 2004 Long-Term Incentive Plan of Premiere Global Services, Inc. (incorporated by reference to Appendix A of the Company’s Definitive Proxy Statement on Schedule 14A filed on April 23, 2010).

(d)(5)(C)

Form of NonStatutory Stock Option Agreement under PGi’s 2004 Long- Term Incentive Plan (incorporated by reference to Exhibit 10.4 to PGi’s Quarterly Report on Form 10-Q for the quarter ended March 31, 2005 and filed on May 6, 2005).

(d)(5)(D)

Form of Restricted Stock Agreement under PGi’s Amended and Restated 2004 Long-Term Incentive Plan (incorporated by reference to Exhibit 10.9 to PGi’s Form 10-Q/A for the quarter ended June 30, 2008 and filed on October 14, 2008).

(d)(6)(A)	Summary of PGi’s Non-Employee Director Compensation (incorporated by reference to Exhibit 10.1 to PGi’s Current Report on Form 8-K dated and filed on December 22, 2005).

(d)(6)(B)

Revised Summary of the Equity Compensation Component to PGi’s Non-Employee Director Compensation (incorporated by reference to Exhibit 10.1 to PGi’s Current Report on Form 8-K dated and filed on July 26, 2006).

(d)(7)(A)

Fourth Amended and Restated Executive Employment Agreement between Boland T. Jones and PGi, effective January 1, 2005 (incorporated by reference to Exhibit 10.1 to PGi’s Current Report on Form 8-K dated and filed on April 20, 2005).

(d)(7)(B)

First Amendment to Fourth Amended and Restated Executive Employment Agreement between Boland T. Jones and PGi, dated September 15, 2006 (incorporated by reference to Exhibit 10.3 to PGi’s Current Report on Form 8-K dated and filed on September 19, 2006).

(d)(7)(C)

Second Amendment to Fourth Amended and Restated Executive Employment Agreement between Boland T. Jones and PGi dated December 21, 2007 (incorporated by reference to Exhibit 10.1 to PGi’s Current Report on Form 8-K dated December 20, 2007 and filed on December 21, 2007).

(d)(7)(D)

Third Amendment to Fourth Amended and Restated Executive Employment Agreement between Boland T. Jones and PGi dated December 23, 2008 (incorporated by reference to Exhibit 10.1 to PGi’s Current Report on Form 8-K dated and filed December 23, 2008).

(d)(7)(E)

Fourth Amendment to Fourth Amended and Restated Executive Employment Agreement between Boland T. Jones and Premiere Global Services, Inc. dated January 1, 2010 (incorporated by reference to Exhibit 10.1 to PGi’s Current Report on Form 8-K dated January 13, 2010 and filed January 15, 2010).

(d)(8)

Form of Restricted Stock Agreement to be issued to Boland T. Jones as Stock Bonuses pursuant to the terms of his Fourth Amended and Restated Executive Employment Agreement with PGi (incorporated by reference to Exhibit 10.11 to PGi’s Form 10-Q/A for the quarter ended June 30, 2008 and filed on October 14, 2008).

(d)(9)

Restricted Stock Agreement between Boland T. Jones and PGi, effective January 13, 2010, under PGi’s Amended and Restated 2004 Long-Term Incentive Plan (incorporated by reference to Exhibit 10.5 to PGi’s Current Report on Form 8-K dated January 13, 2010 and filed January 15, 2010).

(d)(10)

Restricted Stock Agreement between Boland T. Jones and PGi, effective January 13, 2010, under PGi’s Amended and Restated 2004 Long-Term Incentive Plan (incorporated by reference to Exhibit 10.6 to PGi’s Current Report on Form 8-K dated January 13, 2010 and filed January 15, 2010).

(d)(11)

Promissory Note, dated October 31, 2000, payable to PGi by Boland T. Jones (incorporated by reference to Exhibit 10.75 to Amendment No. 1 to PGi’s Annual Report on Form 10-K/A for the year ended December 31, 2002 and filed on December 23, 2003).

(d)(12)

Promissory Note, dated April 17, 2001, payable to PGi by Boland T. Jones (incorporated by reference to Exhibit 10.81 to Amendment No. 1 to PGi’s Annual Report on Form 10-K/A for the year ended December 31, 2002 and filed on December 23, 2003).

(d)(13)

Agreement for Assignment of Stock Options, dated February 5, 1999, by and among Boland T. Jones, Seven Gables Management Company, LLC, Seven Gables Partnership, L.P. and PGi (incorporated by reference to Exhibit 10.74 to Amendment No. 1 to PGi’s Annual Report on Form 10-K/A for the year ended December 31, 2002 and filed on December 23, 2003).

(d)(14)

Stock Pledge Agreement, dated October 31, 2000, by and between Seven Gables Partnership, L.P. and PGi (incorporated by reference to Exhibit 10.76 to Amendment No. 1 to PGi’s Annual Report on Form 10-K/A for the year ended December 31, 2002 and filed on December 23, 2003).

(d)(15)(A)

Amended and Restated Employment Agreement between Theodore P. Schrafft and PGi, dated September 15, 2006 (incorporated by reference to Exhibit 10.1 to PGi’s Current Report on Form 8-K dated and filed September 19, 2006).

(d)(15)(B)

First Amendment to Amended and Restated Employment Agreement between Theodore P. Schrafft and PGi dated December 21, 2007 (incorporated by reference to Exhibit 10.2 to PGi’s Current Report on Form 8-K dated December 20, 2007 and filed on December 21, 2007).

(d)(15)(C)

Second Amendment to Amended and Restated Employment Agreement between Theodore P. Schrafft and PGi dated January 23, 2008 (incorporated by reference to Exhibit 10.1 to PGi’s Current Report on Form 8-K dated January 22, 2007 and filed on January 25, 2008).

(d)(15)(D)

Third Amendment to Amended and Restated Employment Agreement between Theodore P. Schrafft and PGi dated December 23, 2008 (incorporated by reference to Exhibit 10.2 to PGi’s Current Report on Form 8-K dated and filed December 23, 2008).

(d)(15)(E)

Fourth Amendment to Amended and Restated Employment Agreement between Theodore P. Schrafft and PGi dated January 13, 2010 (incorporated by reference to Exhibit 10.2 to PGi’s Current Report on Form 8-K dated January 13, 2010 and filed January 15, 2010).

(d)(16)

Restricted Stock Agreement between Theodore P. Schrafft and PGi dated July 29, 2010 under PGi’s Amended and Restated 2004 Long-Term Incentive Plan (incorporated by reference to Exhibit 10.1 to PGi’s to PGi’s Current Report on Form 8-K dated July 29, 2010 and filed on July 30, 2010).

(d)(17)

Restricted Stock Agreement between Theodore P. Schrafft and PGi dated July 29, 2010 under PGi’s Amended and Restated 2004 Long-Term Incentive Plan (incorporated by reference to Exhibit 10.2 to PGi’s to PGi’s Current Report on Form 8-K dated July 29, 2010 and filed on July 30, 2010).

(d)(18)(A)

Amended and Restated Employment Agreement between David M. Guthrie and PGi dated May 19, 2008 and effective as of June 30, 2008 (incorporated by reference to Exhibit 10.2 to PGi’s Current Report on Form 8-K dated May 16, 2008 and filed on May 19, 2008).

(d)(18)(B)

First Amendment to Amended and Restated Employment Agreement between David M. Guthrie and PGi dated December 23, 2008 (incorporated by reference to Exhibit 10.1 to PGi’s Current Report on Form 8-K dated and filed December 23, 2008).

(d)(18)(C)

Second Amendment to Amended and Restated Employment Agreement between David M. Guthrie and PGi dated January 13, 2010 (incorporated by reference to Exhibit 10.4 to PGi’s Current Report on Form 8-K dated and filed on January 13, 2010).

(d)(19)(A)	Employment Agreement between David E. Trine and PGi, dated February 19, 2008 (incorporated by reference to Exhibit 10.1 to PGi’s Current Report on Form 8-K dated and filed February 19, 2009).

(d)(19)(B)

First Amendment to Employment Agreement between David E. Trine and PGi, dated January 13, 2010 (incorporated by reference to Exhibit 10.3 to PGi’s Current Report on Form 8-K dated January 13, 2010 and filed January 15, 2010).

(d)(20)

Restricted Stock Agreement between David E. Trine and PGi, dated March 31, 2009, under PGi’s Amended and Restated 2004 Long-Term Incentive Plan (incorporated by reference to Exhibit 10.1 to PGi’s Current Report on Form 8-K dated March 31, 2009 and filed April 1, 2009).

(d)(21)(A)

Wells Fargo Defined Contribution Prototype Plan and Trust Agreement, 401(K) Plan and Participation Agreement (1.23(D)) of PGi, effective January 1, 2009 (incorporated by reference to Exhibit 10.87 to PGi’s Annual Report on Form 10-K for the year ended December 31, 2008 and filed on March 2, 2009).

(d)(21)(B)

Amendatory Agreement #1 to the Premiere Global Services, Inc. 401(k) Plan, dated May 26, 2009 (incorporated by reference to Exhibit 10.1 to PGi’s Quarterly Report on Form 10-K for the quarter ended June 30, 2010 and filed on August 9, 2010).

(d)(21)(C)

Amendment to Premiere Global Services, Inc. 401(k) plan, dated June 16, 2009 (incorporated by reference to Exhibit 10.2 to PGi’s Quarterly Report on Form 10-Q for the quarter ended June 30, 2010 and filed on August 9, 2010).

(d)(21)(D)

Amendment to Premiere Global Services, Inc. 401(k) plan, dated September 29, 2009 (incorporated by reference to Exhibit 10.3 to PGi’s Quarterly Report on Form 10-Q for the quarter ended June 30, 2010 and filed on August 9, 2010).

(d)(21)(E)

Amendatory Agreement #3 to the Premiere Global Services, Inc. 401(k) Plan, dated February 16, 2010 (incorporated by reference to Exhibit 10.4 to PGi’s Quarterly Report on Form 10-Q for the quarter ended June 30, 2010 and filed on August 9, 2010).

(g)	Not applicable.

(h)	Not applicable.